MAIN STREET TRUST, INC.

February 13, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 4561

Washington, D.C.  20549-0408

Attention:  Ms. Kathleen Collins

RE:	Main Street Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2004
Form 10-Q for the fiscal quarter ended March 31, 2005
Form 10-Q for the fiscal quarter ended June 30, 2005
Form 10-Q for the fiscal quarter ended September 30, 2005
File No. 000-30031

Dear Ms. Collins:

Main Street Trust, Inc. (“Main Street”) is writing to request additional time to respond to the comments of the Staff contained in a letter, dated January 13, 2006, relating to the above-referenced filings.  Main Street is working to address Staff comments made during our telephone conversation on February 8, 2006 and will provide a written response as required no later than Wednesday, February 15, 2006.

Please do not hesitate to call me if you have any questions regarding this response.

Very truly yours,

/s/ Van A. Dukeman

Van A. Dukeman
President and Chief Executive Officer